# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TRIMAS CORP, CIK 0000842633
CUSIP: 896215209
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 38505 WOODWARD AVENUE, SUITE 200, BLOOMFIELD HILLS, Michigan (MI), 48304
Date of event which requires filing of this statement: 03/02/2026
Amends the filing with accession number 0000902664-24-005842
Filed by CIK 0002040467
Persons authorized to receive notices and communications: Trend International Holding AG, Wiesenstrasse 9, 8008 Zurich, Switzerland (V8), 0, 41 44 268 69 38; Ele Klein, McDermott Will & Schulte LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- Trend International Holding AG (CIK 0002040467): type of reporting person: corporation (CO); citizenship or place of organization: Switzerland (V8); source of funds: working capital (WC); sole voting power 0; shared voting power 4,170,667; sole dispositive power 0; shared dispositive power 4,170,667; aggregate amount beneficially owned 4,170,667 (11.6% of the class)
- Shawn Sedaghat (CIK 0001321614): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 7,633; shared voting power 6,054,425; sole dispositive power 7,633; shared dispositive power 6,054,425; aggregate amount beneficially owned 6,054,425 (16.9% of the class)
  Comment: The 6,062,058 shares of Common Stock include a total of (i) 7,633 shares of Common Stock directly held by Mr. Sedaghat (including 2,853 shares of Common Stock underlying RSUs directly held by Mr. Sedaghat) and (ii) 6,054,425 shares of Common Stock held by Trend and Swan.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: TRIMAS CORP
Address of issuer's principal executive offices: 38505 WOODWARD AVENUE, SUITE 200, BLOOMFIELD HILLS, Michigan (MI), 48304
Comment: This Amendment No. 4 ("Amendment No. 4") amends the statement on Schedule 13D filed by the Reporting Persons on October 15, 2024, with the Securities and Exchange Commission (the "SEC") (as amended, the "Schedule 13D") with respect to the shares of common stock, par value $0.01 per share ("Common Stock") of TriMas Corporation, a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D. This Amendment No. 4 amends and restates the last paragraph of Items 3 and 5 (a)-(b) and amends and supplements Item 6 as set forth below. This Amendment No. 4 is being filed to reflect a change in beneficial ownership solely as a result of a decrease in the number of outstanding shares of Common Stock as reported in the Issuer's Annual Report for the fiscal year ended December 31, 2025 and Quarterly Report for the quarterly period ended March 31, 2026, and not as a result of an acquisition of shares of Common Stock by the Reporting Persons.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: As further explained in Item 6, the 2,853 shares of Common Stock underlying restricted stock units ("RSUs") reported herein are directly held by Mr. Sedaghat and were issued in consideration for his service on the Board.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to the Schedule 13D for the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by the Reporting Persons. The aggregate percentage of shares of Common Stock reported beneficially owned by the Reporting Persons is based upon 35,827,685 shares of Common Stock outstanding as of April 23, 2026, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2026, filed by the Issuer with the SEC on April 30, 2026, and assumes the shares of Common Stock underlying the RSUs reported herein are outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to the Schedule 13D for the shares of Common Stock as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: There were no transactions in the shares of Common Stock effected by the Reporting Persons during the last sixty (60) days. In addition, RSUs granted to Mr. Sedaghat for his service on the Board settled into shares of Common Stock on April 14, 2026 and were reported in the Reporting Persons' Form 4 filed on April 16, 2026.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: On March 14, 2026, Mr. Sedaghat received a grant of 2,853 RSUs in consideration for his service on the Board. These RSUs will vest on March 14, 2027. In addition, on April 14, 2026, Mr. Sedaghat received a grant of 640 RSUs (which settled into shares of Common Stock on the same day) in consideration for his service on the Board.

## Signatures
- Trend International Holding AG: /s/ Shawn Sedaghat, Shawn Sedaghat, Chairman of the Board (06/08/2026)
- Shawn Sedaghat: /s/ Shawn Sedaghat, Shawn Sedaghat, Individually (06/08/2026)